77C

Morgan Stanley Eastern Europe Fund, Inc.
Special Stockholders Meeting
February 23, 2015

1.	 To approve a proposal to liquidate and
dissolve the Fund pursuant to the Plan of Liquidation adopted by the Board of Directors of the Fund.

For:	2,004,348.798		Against: 14,737.294
		Abstain: 8,453.000